Exhibit 1

Media Relations	Investor Relations
Chito Maniago	Pierre Co
+632 849 3600	+632 849 3600
chito.maniago@cemex.com	pierre.co@cemex.com

CHP POSTS 7% CEMENT VOLUME GROWTH IN 2018

Fourth quarter performance affected by landslide

•	Record annual cement volumes for the company in 2018

•	Landslide impacts APO Cement operations and financial performance; results in lower operating EBITDA margins in the fourth quarter

MANILA, PHILIPPINES. FEBRUARY 8, 2019 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that its cement volumes for full year 2018 increased by 7% compared to 2017 driven by healthy demand from both the private and public sectors. The company had record volumes in the third quarter and first half of the year, as sales revenues reached P23.4 billion in 2018.

The company’s financial performance was adversely affected, however, during the fourth quarter following the landslide that happened in the City of Naga in Cebu on September 20, 2018. CHP obtained raw materials from farther sources which led to an increase in cost of sales, as a percentage of sales, to 66% in the last quarter from 58% during the same period in 2017.

As a result, the company’s operating EBITDA margin went down during the fourth quarter, to 7% from 12%, and for full year 2018, to 12% from 15%, against the respective periods in 2017. For the first nine months of 2018, operating EBITDA margin of CHP was at 14%, with the margin decline on a full year basis mainly due to the increase in cost of sales during the last quarter.

This lower operating EBITDA, together with higher financing and tax expenses, resulted in a net loss after tax of P325 million in the fourth quarter of 2018. For full year 2018, CHP recorded a net loss of P930 million.

“The past quarter was a very challenging one following the landslide in Naga City. It tested the strength and resolve of all who were affected. The perseverance of the community was very inspiring even as we worked on restoring our operations to normality,” Mr. Ignacio Mijares,

CHP President and CEO said.

Despite the challenges in the fourth quarter, the company was able to achieve major operational highlights. CHP’s cement plants were ranked among the top performing cement plants in the entire CEMEX global system in terms of health and safety, efficiency, and product quality. CHP also achieved one of the highest client adoption rates among markets where CEMEX Go, our end-to-end integrated digital platform, has been introduced.

In October, one of CHP’s main subsidiaries, Solid Cement, signed the procurement, construction, and installation agreement with CBMI Construction Co., Ltd of China for the company’s new cement production line scheduled to start operations in the fourth quarter of 2020. The company continues to evaluate different options to fund this expansion project.

“We are excited about the prospects for the company in 2019 and see continued strong cement demand in the country. For this reason, we remain focused on improving our operations and completing our expansion in a timely manner,“ Mr. Mijares explained.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

# # #

This press release may contain forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

2